PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated November 23, 2009)	Registration No. 333-162512

64,476 SHARES OF COMMON STOCK

HECLA MINING COMPANY

This prospectus supplement supplements the prospectus dated November 23, 2009, relating to the resale of 64,476 shares of our common stock by selling stockholders upon conversion of shares of convertible preferred stock previously issued by us. This prospectus supplement should be read in conjunction with the prospectus dated November 23, 2009, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Current Report on Form 8-K

On December 2, 2009, we filed with the Securities and Exchange Commission a Current Report on Form

8-K. The text of such Form 8-K is attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2009

HECLA MINING COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-8491	77-0664171
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of Incorporation)

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(Address of Principal Executive Offices) (Zip Code)

(208) 769-4100

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12(b))
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

On December 1, 2009, Hecla Mining Company (the “Company”) issued a news release announcing that the Board of Directors approved the payment of all outstanding dividends in arrears and the next scheduled quarterly dividend for each of its Series B Cumulative Convertible Preferred Stock and 6.5% Mandatory Convertible Preferred Stock. In each case, the dividend will be payable January 4, 2010, to shareholders of record on December 15, 2009.

The Series B Cumulative Convertible Preferred Stock will be paid in cash for the dividends in arrears of $3.50 per share and the regular quarterly dividend of $0.875 per share. There are 157,816 shares of Series B outstanding.

For the Company’s 6.5% Mandatory Convertible Preferred Stock, the dividends in arrears of $6.50 per share and the regularly quarterly dividend of $1.625 per share will be paid in shares of common stock, as permitted by the Certificate of Designations. The Company is paying the dividends in common shares to preserve cash for its exploration and development programs. There are 2,012,500 shares of 6.5% Mandatory Convertible Preferred Stock outstanding.

The news release is attached hereto as Exhibit 99.1 to this Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Hecla Mining Company News Release dated December 1, 2009

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  December 2, 2009

Hecla Mining Company

By:	/s/ James A. Sabala
James A. Sabala Senior Vice President & Chief Financial Officer

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Exhibit 99.1

NEWS RELEASE

HECLA DECLARES PAYMENT OF PREFERRED STOCK DIVIDENDS IN ARREARS AND CURRENT PREFERRED DIVIDENDS

FOR IMMEDIATE RELEASE

December 1, 2009

COEUR D’ALENE, IDAHO -- (HL:NYSE) Hecla Mining Company today announced that its Board of Directors has elected to declare and pay all dividends in arrears and the next scheduled quarterly dividend for each of its outstanding series of preferred stock. In each case, the dividend will be payable January 4, 2010, to shareholders of record on December 15, 2009.

The Hecla Series B Cumulative Convertible Preferred Stock will be paid in cash for the dividends in arrears of $3.50 per share and the regular quarterly dividend of $0.875 per share. There are 157,816 shares of Series B outstanding.

For Hecla’s 6.5% Mandatory Convertible Preferred Stock, the dividends in arrears of $6.50 per share and the regularly quarterly dividend of $1.625 per share will be paid in shares of common stock of Hecla, as permitted by the Certificate of Designations. Hecla is paying the dividend in common shares to preserve cash for its exploration and development programs. There are 2,012,500 shares of Mandatory Convertible Preferred Stock outstanding.

The value of the shares of common stock issued as dividends will be calculated at 97% of the average of the closing prices of Hecla’s common stock over the five consecutive trading day period ending on the second trading day immediately preceding the dividend payment date. There will be no fractional shares issued, so a cash adjustment will be paid to each holder that would be entitled to a fraction of a share of common stock (based on the average of the closing prices of Hecla’s common stock over the five consecutive trading day period ending on the second trading day immediately preceding the dividend payment date). In the event that the number of shares of common stock issued as dividends under such calculations shall exceed 4,816,365 shares (the “Applicable Share Cap” for these dividend payments), the number of shares of common stock paid will be the Applicable Share Cap and the remaining declared and unpaid dividends will be paid in cash. Hecla will capitalize retained earnings for the fair market value of the shares of common stock to be issued as dividends. Sale of the shares of common stock received as a dividend by a holder will reduce a holder’s proportionate equity in the Company. The broker’s cut-off date for the dividend on the 6.5% Mandatory Convertible Preferred Stock will be December 31, 2009 (one business day before the dividend payment date) and the calculation of the number of shares of common stock to be issued per share of 6.5% Mandatory Convertible Preferred Stock and the price to be paid for fractional shares will be announced before the opening of business on December 31, 2009, but American Stock Transfer & Trust Company, the Company’s transfer agent will be instructed to issue fractional share payments to brokers and other nominees as required against full share certificates surrendered by them for a period of one week after the January 4, 2010, payment date of such dividend.

Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States and Mexico. A 118-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols “HL,” “HL-PrB” and “HL-PrC.”

Contact Don Poirier, vice president – corporate development, 208/769-4128

Hecla’s Home Page can be accessed on the Internet at www.hecla-mining.com.

6500 N Mineral Drive, Suite 200 • Coeur d'Alene, Idaho 83815-9408 • 208/769-4100 • FAX 208/769-7612